UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NanoString Technologies, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

63009R109

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Clarus Lifesciences II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Clarus Ventures II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Clarus Ventures II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Robert Liptak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Nicholas Simon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Nicholas Galakatos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Dennis Henner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Kurt Wheeler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Michael Steinmetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 63009R109

1.	NAMES OF REPORTING PERSONS Finny Kuruvilla
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,121,848 (See Items 3, 4 and 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,121,848 (See Items 3, 4 and 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,848 common shares (See Items 3, 4 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (See Item 5)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares, without par value (the “Shares”), of NanoString Technologies, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices located at 530 Fairview Avenue N, Suite 2000, Seattle, WA 98109.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Clarus Lifesciences II, L.P. (“Clarus II”), Clarus Ventures II GP, L.P. (the “Clarus II GPLP”), Clarus Ventures II, LLC (the “Clarus II GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”), Kurt Wheeler (“Wheeler”) and Finny Kuruvilla (“Kuruvilla”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”) Clarus II GPLP is the sole general partner of Clarus II. Clarus II GPLLC is the sole general partner of Clarus II GPLP. Galakatos, Henner, Liptak, Simon, Steinmetz, and Wheeler (collectively, the “Managers”) are all of the managing directors of Clarus II GPLLC. Kuruvilla is an employee of Clarus Ventures.

(b) The address of the principal business office of each Reporting Person is 101 Main Street, Suite 1210, Cambridge, MA 02142.

(c) The principal business of Clarus II is to invest in and assist growth-oriented businesses in health care and life sciences. The principal business of Clarus II GPLP is to act as the sole general partner of Clarus II. The principal business of Clarus II GPLLC is to act as the sole general partner of Clarus II GPLP. The principal business of each of the Managers is to manage Clarus II GPLLC and other similar vehicles.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Clarus II and Clarus II GPLP are limited partnerships organized under the laws of the State of Delaware. Clarus II GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Liptak, Simon, Wheeler and Kuruvilla is a United States Citizen, and Steinmetz is a German Citizen.

Item 3. Source and Amount of Funds or Other Consideration

On July 1, 2013, Clarus II purchased 750,000 shares of Common Stock at a purchase price of $10.00 per share (the “Transaction”). The working capital of Clarus II was the source of the funds for the purchase of the securities in the Transaction.

Item 4. Purpose of Transaction

All of the Clarus II Shares (as defined below) were acquired for investment purposes. The Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) — (b) Clarus II is the record owner of 3,959,440 shares of Common Stock and warrants to purchase 162,408 shares of Common Stock. Clarus II thus may be deemed to be the beneficial owner of 4,121,848 shares of Common Stock (the “Clarus II Shares”), which would represent approximately 27.9% of the Issuer’s total issued and outstanding Common Stock. As the sole general partner of Clarus II, Clarus II GPLP may be deemed to own beneficially the Clarus II Shares. As the sole general partner of Clarus II GPLP, Clarus II GPLLC may be deemed to own beneficially the Clarus II Shares. As individual managing directors of Clarus II GPLLC, each of the Managers may be deemed to own beneficially the Clarus II Shares. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

On July 10, 2013, certain non-employee directors of the Issuer, including Galakatos and Kuruvilla, each received an option to purchase 8,768 shares of the Issuer’s Common Stock. The exercise price of this post-offering grant was $8.45 per share. The shares underlying the post-offering grant will vest as to 50% of the total shares subject to such award on June 25, 2014, and the remaining 50% of the total shares will vest in twelve equal monthly installments thereafter, in each case, subject to continued service as a director through each vesting date. The Clarus II Shares do not reflect shares of Common Stock attributable to these option grants. In accordance with the internal policies of Clarus II, the options received by Galakatos and Kuruvilla must be held for the benefit of Clarus II and its affiliates.

(c) Except as disclosed in Item 3 and Item 5, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Nicholas Galakatos, a Reporting Person, and Finny Kuruvilla, a Reporting Person, are members of the Issuer’s Board and, accordingly, may have the ability to effect and influence control of the Issuer.

Clarus II is a party to the Amended and Restated Investors’ Rights Agreement, as amended on December 20, 2012, by and among the Issuer and certain investors, which grants such investors the right to require the Issuer to register the offer and sale of certain shares, or to include such shares in any registration statement the Issuer files. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Investors’ Rights Agreement, including the December 20, 2012 amendment thereto, included as Exhibits 4.2 and 4.3 to the Issuer’s S-1/A No. 1, filed June 13, 2013.

At the beginning of each fiscal year starting with 2014, each then-serving non-employee director, including Galakatos and Kuruvilla potentially, will be granted an option to purchase 0.04% of the Issuer’s outstanding shares on the date of grant. The exercise price of this annual grant will be the fair market value, as determined in accordance with the Issuer’s 2013 Equity Incentive Plan, on the date of the grant. All of the shares underlying the annual grant will vest on the one year anniversary of the date of grant, subject to continued service as a director through the vesting date.

Other than the agreements and relationships between the Reporting Persons described in Item 5 and above in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Title

A	Agreement regarding filing of joint Schedule 13D

B	Power of Attorney dated as of July 10, 2013

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013	Clarus Lifesciences II, L.P.

	By:	Clarus Ventures II GP, L.P., its general partner
	By:	Clarus Ventures II, LLC, its general partner

	By:	/s/ Robert Liptak
Robert Liptak Manager

Clarus Ventures II GP, L.P.

	By:	Clarus Ventures II LLC, its general partner

	By:	/s/ Robert Liptak
Robert Liptak Manager

Clarus Ventures II, LLC

	By:	/s/ Robert Liptak
Robert Liptak Manager

/s/ Robert Liptak
Robert Liptak

*
Nicholas Galakatos

*
Dennis Henner

*
Nicholas Simon

*
Kurt Wheeler

*
Michael Steinmetz

*
Finny Kuruvilla

	*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-fact

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated July 11, 2013 (the “Schedule 13D”), with respect to the common shares, without par value, of NanoString Technologies, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of July, 2013.

Dated: July 11, 2013	Clarus Lifesciences II, L.P.

	By:	Clarus Ventures II GP, L.P., its general partner
	By:	Clarus Ventures II, LLC, its general partner

	By:	/s/ Robert Liptak
Robert Liptak Manager

Clarus Ventures II GP, L.P.

	By:	Clarus Ventures II LLC, its general partner

	By:	/s/ Robert Liptak
Robert Liptak Manager

Clarus Ventures II, LLC

	By:	/s/ Robert Liptak
Robert Liptak Manager

/s/ Robert Liptak
Robert Liptak

*
Nicholas Galakatos

*
Dennis Henner

*
Nicholas Simon

*
Kurt Wheeler

*
Michael Steinmetz

*
Finny Kuruvilla

	*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-fact

Exhibit B

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints
Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of July, 2013.

/s/ Nicholas Galakatos
Nicholas Galakatos

/s/ Dennis Henner
Dennis Henner

/s/ Finny Kuruvilla
Finny Kuruvilla

/s/ Nick Simon
Nick Simon

/s/ Michael Steinmetz
Michael Steinmetz

/s/ Kurt Wheeler
Kurt Wheeler